Exhibit F

Dear Melco Colleagues,

As we enter our third year of the pandemic, the Board of Directors and I want to personally thank our Colleagues who have continued to persevere and contribute so much of their time and effort during this incredibly challenging period.

To thank you, we are pleased to announce a new option exchange offer program to address the “out-of-the-money” share options held by our eligible Colleagues. “Out-of-the money” share options, or “underwater” share options, are share options which have an exercise price above the prevailing market price of Melco shares. The holder of a share option to purchase Melco shares at an exercise price that is equal to or greater than the prevailing market price generally would not exercise the share option as it has no realizable value at that time.

Under this unique and limited time new option exchange offer, eligible Colleagues will be offered an opportunity to exchange all of their existing share options, whether vested or unvested, for a new grant of restricted ordinary shares which, subject to the terms of the award agreement, including terms in relation to vesting, may be sold at prevailing market prices. In contrast to share options, restricted shares continue to have value even if the market price of our shares declines below its value at the time of grant.

Program details will be provided to eligible Colleagues, including eligibility criteria, the terms and conditions of the exchange offer and the specific calculations as they relate to you. Please review these additional details closely as they contain important terms and conditions of the option exchange offer.

Thank you again for your tireless dedication, and your efforts for the success of Melco.

Regards,

Lawrence Ho

Chairman and Chief Executive Officer